WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

October 26, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 26,044,809

SHAREHOLDERS APPROVE SETTLEMENT AGREEMENT WITH PACIFIC HYDRO PTY. LIMITED AND WESTERN WIND ENERGY EXECUTES BANKING ENGAGEMENT WITH NORDDEUTSCHE LANDESBANK, NEW YORK BRANCH.

At Western Wind Energy’s Annual General Meeting held on October 25, 2007 at the Four Seasons Hotel in Vancouver, the motion to approve the Settlement Agreement with Pacific Hydro Limited was approved by a margin of 99.99% .

In a related matter, Western Wind Energy Corporation has executed a banking engagement with Norddeutsche Landesbank, New York Branch for a long-term debt facility to repay the short-term Mesa Acquisition Loan payable to Pacific Hydro Pty. Limited.

The repayment of the short-term Mesa Acquisition Loan will have a substantial benefit to the balance sheet of Western Wind Energy Corporation. Firstly, the loan is reduced by US $3 million plus an additional reduction of a lower interest rate and further, the loan was made at a much higher US – Canadian. foreign exchange rate. We expect the repayment to have a benefit of at least Cdn. $5 million to Western Wind Energy’s balance sheet. The long-term nature of this loan will also remove the short-term liability that is present in Western Wind Energy’s balance sheet.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.